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                                 (212) 701-3323

                                                                   March 9, 2007

                         Re:   Validus Holdings, Ltd.
                               Registration Statement on Form S-1
                               (File No. 333-139989)

Ladies and Gentlemen:

          On behalf of Validus Holdings, Ltd., a Bermuda exempted company (the "Company"), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 1 to the registration statement on Form S-1 (File No. 333-139989) ("Amendment No. 1"). The registration statement was initially filed on January 16, 2007 (such initial filing, together with Amendment No. 1, being herein referred to as the "Registration Statement").

          In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the "Staff") in Jeffrey P. Riedler's letter dated February 12, 2007 to the Company. To facilitate your review of Amendment No. 1, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 1.

          To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 1, marked against the initial filing of the Registration Statement.

General

1. Comment: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

     Response: The Company respectfully notes the Staff's comment.

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                                      -2-


2. Comment: Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

     Response: The Company respectfully notes the Staff's comment.

3. Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

     Response: The Company respectfully notes the Staff's comment.

4. Comment: Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

     Response: The Company respectfully represents that there will be no graphic, visual or photographic information contained in the printed prospectus.

5. Comment: We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text the first time the term is used so that investors can understand the disclosure without departing from the body of the prospectus. It does not appear you have done so for many of the industry terms used in your prospectus. Please revise your disclosure accordingly.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement where appropriate.

6. Comment: Much of the information in your filing is as of September 30, 2006. While we understand that is the date of the latest financial statements presented in the filing, in your next amendment we expect you to update not only the financial statements as required by Regulation S-X, but much of the other information in the prospectus to much more recent dates. For example, when describing your business and the different risks you insure, your geographic reach, the number of employees you have, etc., this information should be as of the most recent possible date and include all material information about your business that is current. Likewise, for example, your beneficial ownership table should be as of a more recent date. We expect you to update all of this information and present investors with the most current information about your company, not just as of the date of your latest financial statements presented in the filing.

     Response: In response to the Staff's comment, the Company has updated the disclosure included in Amendment No. 1 to the most recent practicable date.

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Prospectus Summary, page 1

7. Comment: While your summary provides a brief description of your operations, given that the company is newly formed and therefore has little or no historical operating history, you should expand the summary to explain briefly in more detail the geographic regions you have reinsured thus far. Also, you should provide this information as of December 31, 2006.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement and provided the referenced information as of December 31, 2006. Please see "Prospectus Summary--Our Company--Overview" and "Prospectus Summary-Our Competitive
     Strengths--Balanced, Diverse Book of Short-Tail Reinsurance".

8. Comment: We note that first paragraphs of your Summary and Business sections are nearly identical. Please revise your disclosure to eliminate this unnecessary repetition.

     Response: In response to the above comment, the Company has revised the disclosure in the Business section of the Registration Statement to remove repetitive language.

9. Comment: In the first paragraph, you mention diminished underwriting capacity, increased demand, etc. as the catalysts for broad acceptance of new entrants in the reinsurance space. We note that numerous companies have been formed to take advantage of these market conditions over the past few years, in light of 9/11, the hurricanes of 2004 and 2005, etc. You should expand this paragraph to mention briefly the increase in competition as a result of the recent influx of newly formed companies into the reinsurance space. You should also expand the Risk Factors (page 10) and Industry Overview (page 49) sections to highlight this dynamic in more detail.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Prospectus Summary--Our Company--Overview" and "Industry Overview--Recent Industry Trends". Also, the Company respectfully refers the Staff to the disclosure included in the Registration Statement in the following risk factor: "Risk Factors--Risks Related to Our Company--Competition for business in our industry is intense, and if we are unable to compete effectively, we may not be able to gain market share and our business may be materially adversely affected."

10. Comment: Also, at the end of the first paragraph where you discuss your operating results, you should add a sentence which explains that because you are newly formed, you do not have a claims history, and that future results will be adversely affected by the filing of claims. While we understand that you allude to this concept elsewhere in the prospectus, the operating results you highlight here are potentially confusing to investors without this immediate and appropriate caveat.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. The Company has respectfully determined that it would prefer to include this disclosure with the first broad discussion of its available capital, which can be found at "Prospectus Summary--Our Competitive Strengths--Substantial Capital with No Prior Liabilities or Contingencies".

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11.  Comment: You state that the aggregate amount of contract limits to which you expose your capital is your primary risk measure. Here, and in more detail later in the prospectus, quantify these limits.

     Response: The Company respectfully submits that the aggregate amount of contract limits to which its capital is exposed is proprietary information of a competitive nature. If cedants and brokers were able to determine that the Company has not fully-deployed its aggregate capital, then the Company could be exposed to the risk of receiving less favorable pricing terms for reinsurance contracts. In addition, the disclosure of this information could put the Company at a disadvantage should it seek to purchase retrocessional coverage if market participants were able to evaluate whether the Company was a committed purchaser as opposed to an opportunistic purchaser.

Our Competitive Strengths, page 2

12. Comment: Where you mention your underwriters averaging 16 years of experience, state how many underwriters you have currently.

     Response: The Company has revised the disclosure in the Registration Statement to clarify that the Company currently employs eight underwriters. Please see "Prospectus Summary--Our Company--Our Competitive
     Strengths--Highly Skilled Underwriters and Analytical Staff".

13. Comment: While you state later in the prospectus that you have a limited operating history and no track record as to claims, etc, you should expand the "Substantial Capital with No Prior Liabilities . . ." subsection to briefly state this fact.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Prospectus Summary--Our Company--Our Competitive Strengths--Substantial Capital with No Prior Liabilities or Contingencies".

Risks Relating to this Offering, page 5

14. Comment: Please explain briefly the importance of A.M. Best ratings and disclose the number of A.M. Best ratings you have received and what those ratings are.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to discuss the importance of an A.M. Best financial strength rating and to clarify that it has received only one financial strength rating. Please see "Prospectus Summary--Our Company--Risks Relating to Our Business and This Offering--We depend on Our Rating by A.M. Best Company".

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                                      -5-


Risk Factors, page 10
General

15. Comment: Please revise your subheadings to ensure they reflect the risk that you discuss in the text. Some of your subheadings merely state a fact about your business, such as "Our success depends on our ability to establish and maintain effective internal controls" or "There are regulatory limitations on the ownership and transfer of our common shares." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

     Response: In response to the above comment, the Company has revised the subheadings to the risk factors accordingly.

16. Comment: Consider adding a risk factor which discusses risks associated with your investment portfolio, currency fluctuations, etc.

     Response: In response to the above comment, the Company has added risk factors to discuss the referenced risks. This includes adding disclosure regarding the Company's adoption as of January 1, 2007 of FAS 159 and its potential impact on the Company's financial statements. Please see "Risk Factors--Risks Related to Our Company-- Our investment portfolio may suffer reduced returns or losses which could adversely affect our results of operations and financial condition. Any increase in interest rates or volatility in the equity and debt markets could result in significant losses in the fair value of our investment portfolio which, commencing in 2007, would reduce our net income." and "Risk Factors--Risks Related to Our Company--The movement in foreign currency exchange rates could adversely affect our operating results because we enter into reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar and we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar."

17. Comment: On page 2 you indicate that substantially all of your gross premiums written for the nine months ended September 30, 2006 were in short-tail lines, which appear to mean that you could become liable for a significant amount of losses on short notice. Please consider adding a risk factor to discuss any material risks to your business arising from the fact that substantially all of your contracts are short-tail.

     Response: The Company respectfully submits that the risk factor entitled "Claims on policies written under our short-tail insurance lines that arise from unpredictable and severe catastrophic events could adversely affect our financial condition or results of operations." addresses the risks arising from the fact that all of the Company's contracts are short-tail and that the Company could become liable for a significant amount of losses on short notice.

"We depend on ratings by A.M. Best Company. Our financial strength rating . . . ..," page 11

18. Comment: Please disclose the approximate percentage of your reinsurance contracts that permit cancellation if your rating is downgraded below A- by A.M. Best.

     Response: The Company has not historically tracked the A.M. Best rating's impact on an individual contract basis, thus, providing an approximate percentage of the reinsurance

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                                      -6-


     contracts that permit cancellation in the event of a ratings downgrade would involve a high degree of judgment and estimates. The Company has revised the disclosure in the Registration Statement to reflect that the substantial majority of reinsurance contracts issued through reinsurance brokers contains provisions permitting the ceding company to cancel such contracts in the event of a downgrade of the reinsurer below A- and advises investors that they should assume that substantially all of the Company's business could be affected by a downgrade of the Company's A.M. Best rating. Please see "Risk Factors--Risks Related to Our Company--We depend on ratings by A.M. Best Company. Our financial strength rating could be revised downward, which could affect our standing among brokers and customers, cause our premiums and earnings to decrease and limit our ability to pay dividends on the common shares."

"The reinsurance business is historically cyclical . . . .," page 12

19. Comment: Please revise your disclosure to briefly describe the duration of the cycles experienced by the industry in the past.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--The reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could materially adversely affect our financial condition and results of operations." and "Industry Overview--Industry Background".

20. Comment: Please revise your disclosure to clarify the current phase in the industry cycle. In the Summary, you state that the catastrophes of 2004 and 2005 led to diminished underwriting capacity and increased demand. In this risk factor you state that supply in recent years has increased and is likely to increase further. How can supply increase if there is diminished underwriting capacity? Please clarify.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--The reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could materially adversely affect our financial condition and results of operations."

21. Comment: To the extent that the current increase in supply of reinsurance has impacted or is expected to impact your business in a material manner, please revise your disclosure to quantify the effect on your business. For example, if you have had to lower premium rates, by how much?

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--The reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could materially adversely affect our financial condition and results of operations."

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                                      -7-


"We rely on key personnel and the loss of their services may adversely affect us," page 13

22. Comment: Please identify key employees that you substantially rely on to carry on your business.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--We rely on key personnel and the loss of their services may adversely affect us. Our operating location may be an impediment to attracting and retaining experienced personnel."

23. Comment: Please disclose whether you have life insurance policies or maintain any employment agreement with any key employees. To the extent you maintain any employment agreements, please also disclose the expiration dates of such agreements.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--We rely on key personnel and the loss of their services may adversely affect us. Our operating location may be an impediment to attracting and retaining experienced personnel."

24. Comment: To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

     Response: The Company supplementally advises the Staff that since inception the Company has not experienced problems attracting and retaining key executives. Additionally, the Company has revised the disclosure in the Registration Statement to reflect that the Company is not aware of any planned departures of key executives. Please see "Risk Factors--Risks Related to Our Company-- We rely on key personnel and the loss of their services may adversely affect us. Our operating location may be an impediment to attracting and retaining experienced personnel."

25. Comment: Please provide the number of your principal employees who require Bermuda work permits and please also indicate when the work permits expire.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company-- We rely on key personnel and the loss of their services may adversely affect us. Our operating location may be an impediment to attracting and retaining experienced personnel".

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                                      -8-


"Loss of business from one or more major reinsurance brokers could adversely
....." page 15

26. Comment: To the extent you have written or oral agreements with any of the four reinsurance brokers that you state you rely on for approximately 80% of your revenue for the nine months ended September 30, 2006, please describe the material provisions of these agreements in your Business section. You should also file the agreement as exhibits to your document.

     Response: The Company supplementally advises the Staff that it does not have written or oral agreements with any of its reinsurance brokers, including the four upon whom it relies for approximately 80% of its revenue.

"We assume a degree of credit risk associated with certain of our reinsurance brokers," page 15

27. Comment: You describe two scenarios concerning relationships with certain brokers where you assume a degree of credit risk. To the extent possible, please disclose what percentages of your policies are with such brokers where you assume the credit risks described in this risk factor.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to clarify that we assume a degree of credit risk associated with substantially all of our reinsurance brokers. Please see "Risk Factors--Risks Related to Our Company--We assume a degree of credit risk associated with substantially all of our reinsurance brokers."

"We may be subject to taxation in the United States . . . .," page 17

28. Comment: On page 3 you provide that for the nine months ended September 30, 2006, approximately 45.1 % of your total gross premiums were written in the United States. To the extent that this impacts the risk that you may be considered to be "engaged in business in the United States" and subject to taxation in the United States, please expand this risk factor to discuss.

     Response: Although an increase in the amount of premiums written in the U.S. might increase the amount of income subject to U.S. taxation if Validus were found to be engaged in a U.S. trade or business, the Company believes that the fact that 45.1% of total gross premiums are related to U.S.-based risks does not affect the risk that Validus would be considered engaged in a U.S. trade or business and subject to U.S. taxation. Accordingly, the Company has not expanded the disclosure in the risk factor referenced above.

"If we become subject to insurance statutes and regulations in addition to statutes . . . .," page 19

29. Comment: Please revise your disclosure to briefly describe the "increased scrutiny" of the insurance and reinsurance regulatory framework of Bermuda.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Laws and Regula-

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                                      -9-


     tions Applicable to Us--If we become subject to insurance statutes and regulations in addition to the statutes and regulations that currently apply to us, there could be a significant and negative impact on our business."

"We will incur increased costs as a result of being a public company," page 19

30. Comment: This risk factor, as currently written, could apply to any initial public offering. Please revise it so that it addresses your situation more specifically. See Item 503(c) of Regulation S-K. For example, you indicate that the cost of compliance for you could be material to you because of your size and scale of operations. Consider revising your disclosure to describe how and to quantify your expected costs. Also, state when you will become subject to Section 404 compliance, which we note you have provided for in the risk factor entitled "An ability to implement, for the fiscal year ended December 31, 2008, the requirements of Section 404 of the
     Sarbanes-Oxley Act of 2002 . . . ." on page 17.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to describe the expected changes in the Company's operations and management. At this time, the Company is unable to quantify the associated costs. Please see "Risk Factors--Risks Related to Laws and Regulations Applicable to Us--We will incur increased costs as a result of being a public company."

"Because we are a holding company and substantially all of our operations are .
.. . .," page 20

31. Comment: We note the disclosure in the first sentence of the second full paragraph of this risk factor that essentially provides that you may declare dividends to your shareholders, but that it is uncertain when such dividends, if ever, will be declared. On page 27 of your document entitled "Dividend Policy," you state that you intend to pay quarterly cash dividends. Please revise your risk factor disclosure to provide similar disclosure with respect to your intentions to pay dividends to your shareholders.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to This Offering and Ownership of Our Common Shares--Because we are a holding company and substantially all of our operations are conducted by our main operating subsidiary, Validus Re, our ability to meet any ongoing cash requirements and to pay dividends will depend on our ability to obtain cash dividends or other cash payments or obtain loans from Validus Re."

32. Comment: Please revise this risk factor to disclose the regulatory requirements, if any, relating to the payment of the dividends from your subsidiaries, such as any maximum percentage restrictions.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to This Offering and Ownership of Our Common Shares--Because we are a holding company and substantially all of our operations are conducted by our main operating subsidiary, Validus Re, our ability to meet any ongoing cash requirements and to pay dividends will depend on our ability to obtain cash dividends or other cash payments or obtain loans from Validus Re."

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                                      -10-


"We are a Bermuda company and it may be difficult for you to enforce judgments.
.. . .," page 22

33. Comment: Please disclose which of your directors and officers reside outside the United States and where such directors and officers reside.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to This Offering and Ownership of Our Common Shares--We are a Bermuda company and it may be difficult for you to enforce judgments against us or against our directors and executive officers."

     "Future sales may affect the market price . . . .," page 24

34. Comment: Please revise this risk factor to disclose the number of shares subject to registration rights and the number of shares which are issued or reserved for issuance under the Long Term Incentive Plan that you will register on Form S-8. Also disclose the number of shares that will be freely tradable when your lock-ups expire and please also note in your document that the lock-up arrangement may be waived by the underwriters.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to the extent that the relevant information is currently known. To the extent the number of shares subject to registration rights and the number of shares which are issued and reserved for issuance under the Long Term Incentive Plan are not included in this Amendment No. 1 to the Registration Statement, the Company expects to include the information in Amendment No. 2 and, in any event, prior to or simultaneous with the inclusion of pricing-related information. The Company supplementally advises the Staff that the number of shares subject to registration rights following the completion of the offering will be all outstanding shares that have not been included in the offering. Please see "Risk Factors--Risks Related to This Offering and Ownership of Our Common Shares--Future sales of our common shares may affect their market price and the future exercise of options and warrants may result in immediate and substantial dilution of the common shares."

"As a shareholder of our company, you may have greater difficulties in protecting . . . .," page 22

35. Comment: Please revise this risk factor to provide some examples of how these differences could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to add a cross-reference to the disclosure in the Registration Statement on the differences between the Companies Act and the laws generally applicable to U.S. corporations and their shareholders. Please see "Risk Factors--Risks Related to This Offering and Ownership of Our Common Shares--As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation."

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                                      -11-


"U.S. persons who hold common shares may be subject to U.S. income taxation . . .. ," page 17

36.  Comment: Please briefly explain the meaning of subpart F income.

     Response: In response to the above comment, the Company has revised the disclosure in the risk factor referenced above to eliminate the use of the term subpart F income. Please see "Risk Factors--Risks Related to Taxation--U.S. persons who hold common shares may be subject to U.S. income taxation at ordinary income tax rates on our undistributed earnings and profits."

Use of Proceeds, page 26

37. Comment: We note your disclosure that you intend to use the net proceeds for general corporate purposes, including a $3.0 million payment to Aquiline and to support future growth of your reinsurance operations. Please identify with more specificity the purposes currently described as general corporate purposes other than for repayment to Aquiline. Please also specify what areas/expenses "future growth in our reinsurance operations" entails. Please furnish a brief outline of what these include, e.g. business development, marketing, hire additional personnel, increase your capital and surplus, etc. Also, state the approximate amount of funds you anticipate using for each of these purposes.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to clarify that the Company intends that the proceeds of the offering will be used to support the future growth of our reinsurance operations and for general corporate purposes, which will include a $3.0 million payment to Aquiline in connection with the termination of our Advisory Agreement with them and which may include acquisitions or other investments which would be complementary to our business. Please see "Use of Proceeds".

Dividend Policy, page 27

38. Comment: We note the disclosure you provide on page 20 under the risk factor entitled "Because we are a holding company and substantially all of our operations are conducted. ..." that the indenture governing your Junior
     Subordinated Deferrable Debentures would restrict you from declaring or paying dividends on your common stock if you are downgraded below a certain grade or if it withdraws its financial strength on any of your material insurance subsidiaries. Please provide similar disclosure in your Dividend Policy section.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Dividend Policy".

39. Comment: Please disclose the amount your subsidiary currently has available to pay dividends to you.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Dividend Policy".

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                                      -12-


Selected Financial Information, page 30

40. Comment: Please add the results of operations from inception to December 31, 2005 to this table. Management's Discussion and Analysis of Financial Condition, page 32, Critical Accounting Policies and Estimates, page 35.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to include disclosure regarding its results of operations from inception to December 31, 2005. Please see "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations".

Reserve for Losses and Loss Expenses, page 35

41. Comment: We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. You disclose that this poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please consider expanding the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate, and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

     a. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to state that no backlog exists. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

     b. What process management performs to determine the accuracy and completeness of the information received from the cedants;

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to describe the Company's ceding company audit process. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

     c. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to state that no disputes exist. The Company respectfully submits that the resolution and frequency of disputes is not relevant given the lack of such disputes.

     Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

42. Comment: We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Refer to our web site "Current Accounting and Disclosure Issues in the Division of Corporation Finance" - November 30, 2006 - Section II.R.
     http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediate preceding period and; 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please enhance your disclosure to include the following information for each material line of business and also consider providing any additional information to achieve this objective.

     a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

          1. Identifies the unique development characteristics of each material line of business.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to state that development characteristics of all lines are comparable due to the fact all are short tail in nature. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

          2. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to further describe the methods used to establish event IBNR and traditional IBNR. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

          3. Describes the extent of your procedures for determining reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to describe the four components of loss reserves and how each component is established. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

     b. Explicitly identify and discuss key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

     Response: In response to the above comment, the Company respectfully submits that it has not established historical loss reserve development patterns due to its short operating history. As the Company develops historical loss reserve development patterns, future filings will identify and discuss inconsistency with key assumptions premised on future emergence.

     c. Related to your sensitivity analysis, it appears that you selected general changes that do not necessarily reflect what management would anticipate should the assumptions change. Please clarify whether and explain why management believes the scenarios quantified are reasonably likely. Include a discussion of the impact that the catastrophe nature of parts of this business has on these scenarios.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to describe why management believes the scenarios quantified are reasonably likely and the impact of catastrophic events. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Reserve for Losses and Loss Expenses".

Premiums, page 38

43. Comment: Please revise this discussion to include a more quantified discussion of the amounts associated with these estimates including how accurate these estimates have been in the past and any related adjustments that have been made. Include some sensitivity analysis that reflects the impact that reasonably likely changes would have to the amounts recorded in your financial statements.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to quantify the volume of premium that is estimated and indicate that no material adjustments have been required to date. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates--Premiums".

Segment Reporting, page 39

44. Comment: Please revise the notes to your financial statements to include disclosure of revenues or "Net Premiums Earned," by major product class and geographic area similar to the tables that you provide on pages 40 and 61. Refer to paragraphs 37 and 38 of SFAS 131.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to add gross premiums written by line and by geographic area. The Company feels that the gross premiums written represents the revenue measure that users of the financial statements find most useful. Please see Note 18 to the Financial Statements.

Results of Operations, page 39

45. Comment: Please include a discussion of the material transactions that took place in the period from October 19, 2005 (inception) to December 31, 2005 in your discussion of "Results of Operations."

     Response: The Company has revised the disclosure in the Registration Statement to clarify that its only operating subsidiary, Validus Reinsurance, Ltd., commenced operations on December 16, 2005 in advance of commencing underwriting operations as of January 1, 2006 and to discuss results of operations for the period from October 19, 2005 to December 31, 2005. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations".

46. Comment: We note your discussion and presentation of the non-GAAP financial measure in this section titled "Underwriting Income." It does not appear that you adequately disclose the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website www.sec,gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Underwriting Income".

47. Comment: Please add a discussion of any recent accounting pronouncements that may effect your financial statements. Refer to SAB 74.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Accounting Pronouncements".

48. Comment: Please provide a discussion on Quantitative and Qualitative Disclosures About Market Risk. Refer to Item 305 of Reg S-K.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk".

Reinsurance Premiums Ceded, page 40

49. Comment: Please disclose what percentage of your premiums is under a quota share arrangement with Petrel Re. Please also specify what percentage of each particular business line that Petrel Re assumes a quota share, if such amount is material. Additionally, if you maintain any agreements with Petrel Re that you consider material, please file the agreement as an exhibit. If you do not believe such agreement is material to you, please provide us with a detailed analysis explaining why you do not believe it is material and therefore, not required to be filed.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Reinsurance Premiums Ceded. The Company respectfully submits that the agreements it maintains with Petrel Re are not required to be filed as exhibits to the Registration Statement. The Company supplementally advises the Staff that the Company does not have any related party relationships with Petrel Re, its parent, Petrel Holdings or its owner, First Reserve Corporation under the definitions set out in paragraph 24 of FAS 57, Related party Disclosures. In addition, the Company believes that each of these agreements was made in the ordinary course of business, is representative of contracts between other third parties and was negotiated based on prevailing market terms. In addition, the Company respectfully refers the Staff to the information included in the Company's letter submitted via EDGAR as correspondence on February 6, 2007.

Business, page 52

50. Comment: Where you provide more detailed disclosure in this section that is similar to that disclosure provided in the Summary, please comply with each of our comments pertaining to the Summary and provide more detail in this section in response to those comments.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement where appropriate.

Properties, page 70

51.  Comment: Please include any material lease agreements as exhibits.

     Response: The Company notes the Staff's comment. At this time, the Company does not believe it has any material leases.

Executive Officers, page 71

Board of Directors, page 72

52. Comment: Please revise the discussion to provide the applicable dates and places of business for the last five years for Matthew J. Grayson, Jeffrey
     W. Greenberg, John J. Hendrickson, and Christopher E. Watson.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see
     "Management--Directors".

Executive Compensation, page 75

53. Comment: We note that your executive compensation disclosure is incomplete. In your next amendment, please provide full disclosure pursuant to Item 402 of Regulation S-K. For example, we expect a full CD&A and all of the required tables with actual numbers in them and appropriate footnotes. We may have further comments upon reviewing this disclosure.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management--Executive Compensation--Compensation Discussion and Analysis".

Principal and Selling Shareholders, page 83

54. Comment: Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by Caisse de Depot et Placement de Quebec.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see note 10 to the "Principal and Selling Shareholders" table.

     In addition, Caisse de Depot et Placement du Quebec (the "Caisse") has advised the Company that voting and investment decisions with respect to investments made by the Caisse are made pursuant to a delegation of authority to specified individuals adopted by its board of directors and this delegation of authority changes from time to time at the discretion of its board. The Company does not believe a listing of the directors of the Caisse would be meaningful and therefore has not included a listing in the prospectus.

55. Comment: Other than Merrill Lynch and Goldman Sachs, if any selling shareholder is a broker-dealer, please revise your disclosure to state that such shareholder is an underwriter, or if they are an affiliate of a broker-dealer, please state that the selling securityholder is an underwriter or represent that the selling stockholders purchased securities in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities. The only exception to these required disclosures are if the selling shareholders received shares of your common stock as underwriting compensation. If they received such shares as part of underwriting compensation, please revise your disclosure to so state.

     Response: The Company note the Staff's comment. The Company will revise the disclosure in the Registration Statement in light of the above comment as soon as it has definitive information regarding the expected composition of the selling shareholder group.

Founder Agreement page 87

56. Comment: Please expand your description of this agreement to specify the services that Aquiline provided for you in connection with your formation and initial capitalization. Please also indicate how much of the $12.3 million has been paid to Aquiline and the time table for which the balance of the amount owed to Aquiline is due.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Relationships and Related Party Transactions--Founder Agreement".

Advisory Agreement, page 87

57. Comment: Please better describe the certain advisory services performed or to be performed by Aquiline under the advisory agreement.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Relationships and Related Party Transactions--Advisory Agreement".

58. Comment: Please also explain why $3.0 million under the agreement remains if the agreement was entered into on December 7, 2005 pursuant to which you agreed to pay Aquiline an annual fee of $1.0 million.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Relationships and Related Party Transactions--Advisory Agreement".

Financial Statements - December 31, 2005, page F-1

Notes to Consolidated Financial Statements, page F-7

2. Significant accounting policies, page F-7

(a) Investments, page F-7

59. Comment: Please supplement this discussion to include a more detailed accounting policy as it relates to "Asset-backed securities and mortgage-backed securities" included in your investment portfolio.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 3 to the Consolidated Financial Statements.

Financial Statements - September 30, 2006, page F-17

Notes to Consolidated Financial Statements, page F-21

2. Basis of preparation and consolidation, page F-21

(c) Reinsurance ceded, page F-22

60. Comment: Please revise this discussion to include a description of the methodologies used in determining the amounts to record related to your reinsurance agreements.

     Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 3 to the Consolidated Financial Statements.

5. Reinsurance, page F-27

Collateralized quota share retrocession treaty, page F-27

61. Comment: We are awaiting the receipt of the additional analysis under FIN 46(R) per our prior phone conversations related to this sidecar structure, and we may have additional comments regarding the issue and the associated disclosure once we have had a chance to evaluate that discussion.

     Response: The Company respectfully refers the Staff to the additional analysis under FIN 46(R) included in the Company's letters submitted to the Staff via EDGAR as correspondence on February 6, 2007 and March 6, 2007.

Item 16. Exhibits and Financial Statement Schedules, page II-3

62. Comment: Please file your remaining exhibits, including the legal opinions and form of underwriting agreement, with your next amendment or as soon as they become available as we will need time to review exhibits prior to granting effectiveness of the registration statement.

     Response: The Company notes the Staff's comment and has filed certain exhibits in connection with the filing of Amendment No. 1. The Company will continue to file exhibits as they become available.

Item 15. Recent Sales of Unregistered Securities, page II-2

63. Comment: Please revise to identify all of the investors or groups of affiliated investors for each of your unregistered offerings that took place following the company's incorporation and in February 2006. Please also include how many shares purchased by all such investors as well as the date of purchase.

     Response: In response to the above comment, the Company has revised the disclosure in Part II of the Registration Statement. Please see "Recent Sales of Unregistered Securities".

                                      * * *

          By copy of this letter we are providing courtesy copies of this letter and Amendment No. 1 to the following members of the Staff: James Peklenk, James Atkinson, Song Brandon and Michael Reedich.

          Comments or questions regarding any matters with respect to Amendment No. 1 may be directed to me at (212) 701-3323.

                                        Very truly yours,


                                        /s/ John J. Schuster
                                        ----------------------------------------
                                        John J. Schuster

Enclosures

cc: James Peklenk
    James Atkinson
    Song Brandon
    Michael Reedich
       Securities and Exchange Commission

    Edward J. Noonan
    Jeff Consolino
       Validus Holdings, Ltd.

    Gary I. Horowitz
       Simpson Thacher & Bartlett LLP

    Caroline J. Foulger
    Arthur Wightman
       PricewaterhouseCoopers

VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405